John Hunt
Direct Line: (617) 439-2194
Fax: (617) 310-9194
E-mail: jhunt@nutter.com

August 3, 2015
0111884-00001

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 8626
Washington, D.C. 20549
Attention:  Anu Dubey

Re:	Pear Tree Funds Post-Effective Amendment No. 56 to Registration Statement on Form N-1A
Ladies and Gentlemen:

We serve as counsel to Pear Tree Funds (the “Registrant”), a Massachusetts business trust and an investment company registered with the Commission under the Investment Company Act of 1940, as amended (the “1940 Act”).  On July 31, 2015, the Registrant filed Post-Effective Amendment No. 56 to its Registration Statement under Rule 485(b) under the Securities Act of 1933, as amended, with an effective date of August 1, 2015.  In this letter, we are responding to on behalf of the Registrant to an additional oral comment of the Staff of the Division of Investment Management to Post-Effective Amendment No. 55 to the Registrant’s Registration Statement on Form N-1A.

For your convenience, the Staff comment is presented below in italics, with the Registrant’s response immediately following in regular type.

The Prospectus description of the investment strategy for each of Pear Tree Polaris Foreign Value Fund (“Foreign Value Fund”) and Pear Tree Polaris Foreign Value Small Cap Fund (“Foreign Value Small Cap Fund”) states that the fund defines a “foreign market issuer” to be an issuer that derives at least 50 percent of its gross revenues or profits from goods or services produced in non-U.S. markets or from sales made in non-U.S. markets.”  Please explain why a U.S. issuer with 50 percent or more of its sales abroad should be considered a foreign market issuer.

The Registrant continues to take the position that a U.S. issuer with 50 percent or more of its sales abroad could be considered a foreign market issuer if the U.S. issuer is substantially exposed to many of the risks typically associated with foreign issuers, such as investment rate risk, foreign market risk, and the possibility of expropriation or nationalization of a significant portion of its business.  The Registrant’s definition of a foreign market issuer is consistent with Rule 35d-1(a)(3) under the 1940 Act, which requires that a registered investment company with a name suggesting that it invests in certain countries or geographic regions to adopt a fundamental policy to invest at least 80 percent of the value of its assets in “investments that are tied economically to the particular country or geographic region.”  The Registrant believes that an issuer with more than 50 percent of its sales constituting foreign sales is tied economically to the international economy.  The Registrant’s definition of a foreign market issuer also is consistent with, and in fact, substantially similar to, proposed Rule 35d-1(a)(3), which defines the securities of such issuers to include “securities of issuers that, during the issuer’s most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region suggested by the company's name or that have at least 50% of their assets in that country or region.”

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Please call me at (617) 439-2194 if you have any question relating to the Registration Statement or this letter.

Very truly yours,

/s/ John Hunt

John Hunt

JH:hex
Cc:           Lori Wessels, Pear Tree Advisors, Inc.

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Nutter McClennen & Fish LLP  ■  Attorneys at Law

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